Mr. Mark K. Brunhofer

                  September 21, 2005

United States Securities and Exchange Commission

ARONAUER, GOLDFARB, RE & YUDELL, LLP

ATTORNEYS AT LAW

444 MADISON AVENUE

NEW YORK, NY 10022

JOSEPH ARONAUER

TELEPHONE 212-755-6000

SAMUEL GOLDFARB

FAX 212-755-6006

JOHN C. RE

WEBSITE: WWW.AGRYLAW.COM

KENNETH S. YUDELL

E-MAIL: SGOLDFARB@AGYRLAW.COM

DENISE SELDMAN BENUN

LISA J. TEICH

MICHAEL S. SCHER

ALAN I. SILLS

DONNA A. TOBIN

       OF COUNSEL

September 21, 2005

By EDGAR

Mr. Mark K. Brunhofer

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Presidential Life Corporation

Item 4.01 on Form 8-K

Filed September 12, 2005

File No. 0-05486

Dear Mr. Brunhofer:

We are the attorneys for Presidential Life Corporation, the Registrant.  We are writing in reply to your letter to Registrant dated September 15, 2005.

We respond to the comments in your letter as follows (with our responses numbered to match the numbers of the comments):

1.

The second paragraph of the filing has been revised to reflect that there have been no disagreements with the former accountants through the date of dismissal.

2.

The fifth paragraph of the filing has been revised to disclose that there have been no reportable events for the interim period from the date of the last audited financial statements through the date of dismissal of the former accountants.

3.

An updated letter from the former accountants is attached to Form 8-K/A, which is being filed simultaneously herewith.

Mr. Mark K. Brunhofer

                  September 21, 2005

United States Securities and Exchange Commission

This will further confirm our telephone conversation this morning in which you advised me that Registrant is not required to obtain an updated letter from the new accountants, since no disclosure regarding them has been changed in the Form 8-K/A.

Sincerely,

/s/ Samuel Goldfarb

Samuel Goldfarb

SG:nb